K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Clair E. Pagnano

clair.pagnano@klgates.com

T 617.261.3246

F 617.261.3175

April 6, 2016

Jay Williamson

Division of Investment Management

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	MONEY MARKET OBLIGATIONS TRUST (the "Registrant") Federated Institutional Prime 60 Day Max Money Market Fund (the "Fund") Institutional Shares 1933 Act File No. 33-31602 1940 Act File No. 811-5950

Dear Mr. Williamson:

This letter provides the Registrant’s response to comments provided on February 11, 2016 on its Rule 485(a) Post-Effective Amendment No. 176 and Amendment No. 178, with respect to the Fund, submitted on December 30, 2015. This letter supplements the letter dated March 1, 2016 based upon subsequent discussions the Registrant had with the Staff of the U.S. Securities and Exchange Commission on March 18, 2016 in which the Staff indicated to the Registrant that it was withdrawing and replacing its original comment #2 provided to the Registrant by members of the Office of Rulemaking and clarifying original comment #1. In light of this clarification and withdrawal and replacement of the original comments, the Registrant has revised its responses accordingly.

Comment 1. Regarding the statement that “By investing in securities with maturities of 60 days or less and using amortized cost to value such securities when available, the Fund seeks to reduce times when the NAV will fluctuate,” please explain how the use of amortized cost will reduce the likelihood of the Fund’s NAV fluctuating.

Response: The Fund notes that, as set forth in the registration statement, the Fund will invest exclusively in those securities that mature in 60-days or less (“60-Day Securities”). The Fund anticipates having a weighted average portfolio maturity of approximately 26-30 days under normal circumstances. The 60 Day Securities will be high quality instruments. Accordingly, the Fund believes that by investing in high quality 60-Day Securities, having an average portfolio maturity of approximately 26-30 days and using amortized cost to value the 60 Day Securities when available, the Fund will be able to minimize the volatility of its net asset value. The Fund directs the Staff’s attention to its response to comment 10 and notes that it has revised the disclosure accordingly. The Fund notes that under long standing guidance and recently affirmed guidance from the U.S. Securities and Exchange Commission (“SEC”), such individual 60-Day Securities may be valued at amortized cost, when available. Consistent with SEC guidance, the Fund will value individual 60-Day Securities at amortized cost only if the Fund “can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation.” See Money Market Fund Reform; Amendments to Form PF, 1940 Act Release No. 31,166 (Jul. 23, 2014) (“Adopting Release”) at 280 (emphasis in original). The Fund’s Board of Trustees has adopted policies and procedures (“60-Day Policies”) to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied when valuing each individual 60-Day Security and the Fund’s NAV per share. There would only be a change in NAV if one or more individual 60-Day Securities would be required under 60-Day Policies to be valued at market price and such security or securities represented a large enough position in the Fund’s portfolio to cause the Fund’s NAV of $1.0000 per share to change. In such event the Fund’s NAV and transaction price would fluctuate. Based on modeling performed by the Fund’s investment adviser, it is anticipated that this would be a rare occurrence and likely only in unusual market conditions. Accordingly, when the Fund is permitted under the 60-Day Policies to price each individual 60-Day Security in the portfolio at amortized cost, and assuming a portfolio comprised entirely of high quality 60 Day Securities and maintaining a weighted average maturity of approximately 26-30 days, the Fund anticipates that it will be able to minimize any volatility in the Fund’s NAV on a day-to-day basis, under normal circumstances.

Comment 2. Regarding the Fund’s “Use of Amortized Cost” disclosure, please provide a copy of the valuation policies and procedures that the Fund will use to value securities with a remaining maturity of 60-days or less.

Response: Under separate cover the Fund has provided to the Staff on a confidential basis a copy of the Fund’s policies and procedures related to valuation of securities with remaining maturities of 60-days or less.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Fund formally requests that the Staff return to the Fund the copy of the 60 Day Policies provided to the Staff for their consideration and review and to delete or destroy any copies that may have been made of the same. Accordingly, the Fund understands that such 60 Day Policies will not be subject to FOIA requests.

Comment 3. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 4. On the cover page and under the “Risk/Return Summary: Investment Objective,” there is reference to “stability of principal.” The 2014 Money Market Reforms rescinded the exemption that allows institutional prime funds to maintain a stable NAV and requires them to transact at market-based values. In light of this, there is concern that the reference to “stability of principal” may cause investor confusion. Please revise the language or add cover page disclosure stating that the Fund is a floating NAV money market fund whose share price will fluctuate.

Response: The Fund notes that “stability of principal” is not the same as “stability of NAV.” Accordingly, the Fund respectfully submits that its investment objective is not inconsistent with the SEC guidance in the Adopting Release, and, therefore, the Fund respectfully submits that it does not believe that this investment objective would lead to investor confusion. Furthermore, the Fund notes that historically many ultra-short bond funds have had an investment objective or policy that included “stability of principal” and there was no attendant investor confusion with respect to such funds. In acknowledgement of the Staff’s comment, however, the Fund will add the following disclosure to the Front Cover of the Fund’s prospectus:

THE FUND IS A “FLOATING NET ASSET VALUE” MONEY MARKET FUND. THE SHARE PRICE WILL FLUCTUATE. IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.

Comment 5. “Appendix A: “Hypothetical Investment and Expense Information” - We note that you reference this disclosure in the Table of Contents but the disclosure is not provided where indicated. Will the disclosure be included in the next filing? If not, please remove the reference from the Table of Contents. If yes, please reference our comment on this disclosure on the Trust’s Post-Effective Amendment No. 175 in which we raised concerns that, for a money market fund, given the current market, the presentation of hypothetical returns may mislead investors or cause them to form unrealistic expectations about returns even though it is labelled as hypothetical. Please remove the disclosure or explain why it should be disclosed.

Response: The Fund intends to include “Appendix A: “Hypothetical Investment and Expense Information” in its 485(b) filing. The Fund is required to disclose hypothetical investment and expense charts in all of its prospectuses in compliance with section F.(3) of the Assurance of Discontinuance (“AOD”) executed with the Attorney General of the State of New York, Bureau of Investment Protection, dated November 17, 2005. The Fund also confirms that the AOD with the Attorney General of the State of New York was coordinated with an order brought by the Commission. Certain terms of the SEC Order are incorporated into the AOD. Section F.(3) of the AOD requires the Federated Funds to “disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year …” The Fund notes that, in compliance with the AOD, Federated has been including the hypothetical charts in all of the Federated Funds from the effective date of the AOD. There is no expiration of this requirement provided in the AOD. To the extent that the Attorney General of the State of New York ever waives this requirement, the Fund will seek to discontinue including such hypothetical investment and expense charts.

Comment 6. Fee Table – Portions of the fee table are unable to be read. Please correct in the 485(b) filing. Also, please summarize the recapture provision.

Response: The Fund will correct the fee table format in its Rule 485(b) filing. With respect to the disclosure in footnote 2 regarding the Fund’s recapture program, the Fund respectfully submits that this disclosure appropriately summarizes the Fund’s program:

The Adviser may recapture amounts waived and/or reimbursed to a class if such recapture occurs within three years of the waiver and/or reimbursement and does not cause the total annual fund operating expenses of the Fund for any year to exceed the limits described above.

Comment 7. Fee Table –Footnote 1 indicates that the Board of Trustees (“Board”) has approved shareholder services/account administration fees of up to a maximum of 0.25%, but that such fees are not currently incurred or charged by the Fund until such time as approved by the Board. If the Board may approve that such fees be incurred or charged within one year from effectiveness of the Institutional Shares, please explain why the entire amount of 0.25% should not be reflected in the fee table.

Response: The Fund confirms that the shareholder services/account administration fee is “dormant,” and, while approved by the Fund’s Board, will not be incurred or charged unless approved to be activated by the Fund’s Board to be followed with appropriate notification to shareholders, including a supplement to the fee table. The Fund respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant shareholder services/account administration fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in footnote #2. The presentation of the dormant shareholder services/account administration fee in the table along with the footnote is, based on the Fund’s analysis, in line with industry practice and consistent with Form N-1A requirements.

Comment 8. Fee Table – Confirm that the fee waivers and reimbursement will last at least one year from the effective date of the Fund.

Response: The Fund confirms that the “Fee Limit” described in footnote 2 to the fee table in the Fund’s Summary Prospectus is intended to be in place for up to, but not including, the later of (the “Termination Date”): (1) the date that will be at least one year from the date of the Fund’s prospectus; or (2) the date of the Fund’s next effective prospectus, as described in footnote 2, and these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees.

Comment 9. Main Investment Strategy – The strategy disclosure and names rule disclosure indicate that the Fund will invest in fixed-income securities which mature in 60 days or less. Please explain what this means particularly if the Fund intends to utilize any sort of structuring to modify portfolio maturities.

Response: The Fund’s current intention is to invest in securities that mature in 60 days or less without utilizing any structuring or modification techniques to shorten the maturity. The Fund intends to invest in a range of securities from overnight securities and those maturing in one week to securities that mature in 60 days for an average portfolio maturity of approximately 30 days.

Comment 10. Main Investment Strategy – Current disclosure states that “By investing in securities with maturities of 60 days or less and using amortized cost to value such securities when available, the Fund seeks to reduce times when the NAV will fluctuate.” Please revise to disclose that the Fund is a floating NAV money market fund and its NAV will fluctuate. Please revise this disclosure to avoid any implications to the contrary.

Response: The Fund’s Board of Trustees has adopted the 60-Day Policies to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied when valuing each individual 60-Day Security and the Fund’s NAV per share. Given the fact that the Fund will hold high quality instruments and typically maintain a weighted average portfolio maturity of approximately 26-30 days and use amortized cost to value each individual 60-Day Security when available, it anticipates that, under normal market conditions, the Fund will be able to minimize the volatility of its NAV per share.

In light of the Staff’s comment the Fund will modify the sentence as follows:

“The Fund is a floating net asset value money market fund and its share price will fluctuate, by investing in high quality securities with maturities of 60 days or less, typically maintaining a weighted average portfolio maturity of approximately 30 days or less and using amortized cost to value such securities when available, the Fund seeks to minimize the volatility of its NAV.”

Comment 11. Main Investment Strategy – The Fund states that in pursuing it investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act of 1940 (“Rule 2a-7”), either in the Item 2 Summary Strategy or in the Item 9 full strategy discussion, briefly explain the material portfolio restrictions placed on the Fund by Rule 2a-7 and further explain the Adviser’s process for selecting investments within these constraints.

Response: In the Item 9 full strategy discussion, the Fund will add the following disclosure to confirm the Fund’s adherence with Rule 2a-7 under the Investment Company Act of 1940:

“In pursuing its investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act (“Rule 2a-7”). Rule 2a-7, which regulates money market funds, imposes various requirements on money market funds, including, among others, regulations related to maturity, credit quality and diversification.”

Comment 12. Summary Risk Section, “What are the Main Risks of Investing in the Fund?” – The first paragraph which discusses the amendments to Rule 2a-7, is difficult to understand. Please consider revising as appropriate.

Response: The disclosure will be revised as follows:

On July 23, 2014, the SEC voted to amend Rule 2a-7 and other rules and forms related to money market funds. Under these amendments, by October 14, 2016, money market funds that are designated as “institutional” money market funds will be required to utilize current market-based prices (except as otherwise permitted to value individual portfolio securities with remaining maturities of 60 days or less at amortized cost in accordance with SEC guidance) to value their portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($1.0000), rather than utilize amortized cost accounting and transact at a stable $1.00 net asset value as they are permitted to do prior to October 14, 2016.

The Fund is expected to operate as an institutional money market fund and will be required to transact at a floating NAV. It is currently anticipated that such transition will occur on or prior to October 14, 2016. Until such time, it is currently expected that the Fund will continue to utilize amortized cost accounting and transact at a stable $1.00 NAV.

These determinations, actions, and anticipated timing of such actions are preliminary and remain subject to formal Board determinations and future changes. Shareholders will be given notice of further developments, as appropriate.

Comment 13. Summary Risk Section, “What are the Main Risks of Investing in the Fund?” – This section is presented in an incompatible format. Please correct in the 485(b) filing.

Response: The Fund will make this correction.

Comment 14. “What are the Fund’s Investment Strategies?” – Briefly describe how the adviser seeks to limit credit risk taking into consideration select investments with enhanced yields. In this respect, what fundamental credit analysis is performed? What are the adviser’s standards for minimal credit risks?

Response: The credit analysis and standards for minimal credit risk are the same as those employed across Federated’s money market funds that invest primarily in a portfolio of high-quality, dollar-denominated, fixed-income securities. This analysis is a quantitative and qualitative review that consists of determining an internal rating for a security reflective of its credit risk determination. Maturity and portfolio percentage limitations are also recommended through this analysis. The Fund respectfully submits that its existing disclosure adequately describes the credit analysis process undertaken, however, in response to the Staff’s comment, the Fund will revise the disclosure under “What are the Fund’s Investment Strategies” and supplement the disclosure as follows (strike-through text is deleted, underlined text is newly added):

What are the Fund's Investment Strategies?

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund invests primarily in a portfolio of high-quality, dollar-denominated, fixed-income securities which: (1) are issued by banks, corporations and the U.S. government; and (2) mature in 60 days or less. The Fund's Adviser actively manages the Fund's portfolio, seeking to limit the credit risk taken by the Fund and to select investments with ~~enhanced~~ attractive yields.

The Adviser’s credit analysis process considers many factors including daily cash flows, longer-term cash flow trends in various rate environments and overall market dynamics. Every issuer considered for the Adviser’s approved issuer list is subject to stringent credit review, including the assignment of a credit rating in addition to and independent of third-party evaluations. The Adviser’s security selection process involves careful evaluation of interest rate trends, determination of maturity structures and credit quality.

Comment 15 “What are the Fund’s Investment Strategies?” – There is disclosure elsewhere suggesting investment in adjustable rate securities. If this is a principal investment, describe how they work, what they are, how they factor into the strategy and their attendant risks.

Response: Adjustable rate securities will not be a principal investment in the Fund. Any adjustable rate security purchased by the Fund would need to have a 60 days or less to final maturity to be eligible for the Fund to invest in.

Comment 16. “What are the Fund’s Principal Investments?” – “Demand Instruments” – The disclosure indicates they are treated as short-term securities even though their stated maturities may extend beyond one year. Please explain the circumstances under which the Fund would consider conditional demand instruments as short-term securities. Also clarify the types of conditions the Fund would accept on demand instruments.

Response: Conditional Demand Instruments will not be a principal investment of the Fund. This disclosure will be removed from the prospectus and placed in the SAI. Furthermore, if the Fund were to invest in such instruments, they would be required to have 60-days or less to final maturity to be eligible for the Fund to invest in.

Comment 17. “What are the Fund’s Principal Investments?” – “Asset-Backed Securities” – Clarify the types of asset-backed securities the Fund will invest in. If material, please consider enhanced risk disclosure with respect to those underlying obligations.

Response: The Fund notes that it intends to invest only in asset-backed commercial paper. Given the limited investment opportunities, the Fund has reviewed the current disclosure and the Fund respectfully submits that the current disclosure adequately addresses the attendant risk associated with these securities.

Comment 18. “What are the Fund’s Principal Investments?” - Under “Credit Enhancement” briefly address how the Fund will evaluate the credit quality of the credit enhancement provider. Also discuss whether, and if so how, the Fund will limit exposure to particular credit enhancement providers. Please also address any implicit or explicit costs associated with credit enhancement and the impact those costs may have on returns.

Response: The Adviser evaluates credit enhancements based on its own credit assessment standards and analysis in the same manner as it evaluates the credit risks posed by the issuers of securities in which the Fund invests. The Fund limits its exposure to particular credit enhancement providers by adhering to its fundamental investment limitations regarding diversification and concentration and in accordance with SEC rules.

Investments in securities with a credit enhancement features are made as a single bundled investment opportunity based upon the overall attractiveness of the investment, including the associated risk along with the yield. Accordingly, there is no separate cost associated with the bundled offering and each such investment is analyzed on the overall attractiveness of the offering itself.

Comment 19. “What are the Specific Risks of Investing in the Fund?” – “Fees & Gates Risk” – Where it discusses that the Fund will adopt policies on or before October 14, 2016, clarify how investors will know if these policies have been adopted.

Response: The first sentence of the Fees & Gates Risk disclosure in the summary and statutory portions of the Prospectus will be revised as follows:

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest.

Comment 20. “What are the Specific Risks of Investing in the Fund?” – “Fees & Gates Risk” – There is discussion of the Board’s discretion to impose fees and gates if the Fund’s weekly liquid assets fall below 30% of its total assets. The 2014 Money Market Reforms Release generally requires the Board to determine that imposing a fee or gate is in the Fund’s best interest. Please revise here and elsewhere as appropriate to use language that more closely tracks the SEC Release.

Response: The Fees & Gates Risk disclosure in the summary and statutory portions of the Prospectus will be revised as follows:

Fees & Gates Risk

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily impose a redemption gate (or suspend redemptions), if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or redemption gate is in the Fund’s best interest. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board, including a majority of the independent Trustees, determines that imposing such fee is not in the best interests of the Fund.

Comment 21. “What Do Shares Cost?” – The Fund discloses that “You may also be able to purchase and redeem Shares on certain days that the NYSE is closed on an unscheduled basis due to unforeseen or emergency circumstances, if the Fund's Board determines to allow Fund Share transactions on such days (a “Special Trading Day”).” Please confirm that this option will be made available to all shareholders if made available to one shareholder.

Response: The Fund confirms that this option will be made available to all shareholders if made available to one shareholder.

Comment 22. “What Do Shares Cost?” – Under the “Amortized Cost” disclosure, please state that the Board has adopted procedures to ensure that amortized cost is used to value securities only when it is approximately the same as the market based value. Please briefly disclose the factors your comparison will consider and confirm these factors will be considered each time the Fund makes a fair value determination. See Section III.D. of the 2014 Money Market Reforms Release for guidance.

Response: The Fund directs the Staff’s attention to the responses provided to Comments 1 above. The Fund confirms that its Board of Trustees has adopted the 60-Day Policies to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied at each time the Fund makes a valuation determination. The 60-Day Policies adopted by the Fund’s Board allow the Fund to determine that a security’s amortized cost value may be used when the disparity between such value and its market value does not exceed an established threshold. The Fund generally receives market based prices on securities from an approved independent pricing service. If that market based price is within the “tolerance collar” for disparity between market price and amortized cost price established by the Board, the Fund will use the amortized cost price, because it is approximately the same as the market value. If the market price is outside of the range established by the Board, the Fund will generally use that market price. However, the Fund may, pursuant to the 60 Day Policies, use the amortized cost price in such situation, if determined that the amortized cost price is the fair market price. Supplementally, the Fund notes that the factors that may be considered in this situation include among others: market and/or issuer-specific developments; trading activity from the prior day to review trade execution prices; news or other information obtained from other dealers; market yields for securities with comparable maturities; interest rate spreads for securities with similar credit, prepayment or other terms; and other factors (i.e. general market trends or industry changes) that might have positive or negative implications for the security’s value. The following related disclosure is found in the Fund’s prospectus.

USE OF AMORTIZED COST

Under the amortized cost valuation method, an investment is valued initially at its cost. The Fund then adjusts the amount of interest income accrued each day over the term of the investment to account for any difference between the initial cost of the investment and the amount payable at its maturity. If the amount payable at maturity exceeds the initial cost (a “discount”), then the daily accrual is increased; if the initial cost exceeds the amount payable at maturity (a “premium”), then the daily accrual is decreased. The Fund adds the amount of the increase to (in the case of a discount), or subtracts the amount of the decrease from (in the case of a premium), the investment’s cost each day. The Fund uses this adjusted cost to value the investment.

In response to SEC guidance that institutional money market funds may only use the amortized cost method to value a portfolio security with a remaining maturity of 60 days or less when it can reasonably conclude, at each time it makes a valuation determination, that the amortized cost price of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation, the Board has adopted certain procedures to perform a comparison between the amortized cost price and the shadow price of a portfolio security that utilizes amortized cost to value the security to insure that amortized cost is used to value the security only where it is “approximately the same” as the security’s market based value. If the shadow price of such security is not approximately the same as the amortized cost price, generally the shadow price of the security will be used, unless otherwise permitted under the procedures. This determination is made only on an individual security basis. Shadow prices for individual securities are generally provided by an independent pricing service unless otherwise authorized by the procedures approved by the Board.

Comment 23. “Payments to Financial Intermediaries” – What are the Board’s intentions regarding approving account and services fees if there is no present intention to pay, accrue or incur such fees?

Response: It is the practice of the Fund’s Board to approve account and services fees when it approves the creation of a fund and, in certain circumstances, to have those fees remain dormant until such time as a determination is made to pay, accrue or incur the fees in whole or in part. Such fees will not be incurred or charged unless approved to be activated by the Fund’s Board of Trustees to be followed with appropriate notification to shareholders, including a supplement to the fee table.

Comment 24. “How to Redeem Shares” – “Certain Special Limitations Affecting Redemptions” – Include a brief statement explaining the tax consequences to the Fund or its shareholders in regard to the Fund’s receipt of liquidity fees.

Response: Please see the third and fourth paragraphs of the revised disclosure below, which the Fund will add under “Certain Special Limitations Affecting Redemptions”:

Certain Special Limitations Affecting Redemptions

The SEC has implemented a number of requirements, including liquidity fees and temporary redemption gates, for money market funds based on the amount of Fund assets that are “weekly liquid assets,” which generally includes cash, direct obligations of the U.S. government, certain other U.S. government or agency securities and securities that will mature or are subject to a demand feature that is exercisable and payable within five business days.

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily impose a redemption gate (or suspend redemptions), if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily imposing a redemption gate (or suspending redemptions) is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund will impose a liquidity fee of 1% on all redemptions beginning on the next business day, unless the Board, including a majority of the independent Trustees, determines that imposing such a fee would not be in the best interests of the Fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the Fund, which would remain in effect until weekly liquid assets return to 30% or the Board determines that the fee is no longer in the best interests of the Fund. All liquidity fees payable by shareholders of the Fund would be payable to the Fund and could offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. If liquidity fees or a temporary redemption gate are imposed, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the Fund’s percentage of total assets invested in weekly liquid assets, the time of implementation of the liquidity fee and/or redemption gate and details regarding the amount of the liquidity fee.

All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

A liquidity fee imposed by the Fund will reduce the amount you will receive upon the redemption of your shares and will decrease the amount of any capital gain or increase the amount of any capital loss you will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.

In addition, the right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets. In addition, the SEC may by order permit suspension of redemptions for the protection of shareholders of the Fund.

If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.

Comment 25. “How to Redeem Shares” – “If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.” – We note the disclosure: “There may be circumstances under which the Fund may impose its own liquidity fees and/or temporarily suspend redemptions based on the level of the Fund’s own weekly liquid assets. The Fund expects to treat such liquidity fees as not constituting income to the Fund.” Please clarify what this disclosure means. If liquidity fees do not constitute income to the Fund, clarify how the Fund will treat liquidity fees and what that means for investors.

Response: Please see the third and fourth paragraphs in response to Comment 24 above for revised disclosure.

Comment 26. Briefly describe the process of a Fund liquidation should the liquid assets fall below 10% and the Board determines it is not in the best interest of the Fund to continue operating.

Response: Please see the last paragraph in response to Comment 24 above for revised disclosure.

Comment 27. “Who Manages the Fund?” Please update the figures and dates to reflect calendar year 2015.

Response: The Fund will update the figures and dates to reflect calendar year 2015.

Comment 28. Statement of Additional Information, “Securities in Which the Fund Invests”- Please clarify the “Asset Segregation” disclosure. What are the “special transactions” that the Fund refers to? What is the value of “marketable assets to set aside”?

Response: With respect to this disclosure, “special transactions” refers to reverse repurchase agreements and when-issued and delayed delivery transactions. The Fund will revise this disclosure as follows:

“In order to secure its obligations in connections with special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, the Fund will either enter into offsetting transactions or set aside readily marketable securities.”

The value of the “marketable assets to set aside” will relate to the amount of the special transaction, which is expected to be minimal.

Comment 29. Statement of Additional Information, “Investment Risks” – Please expand upon the leverage risk discussion and how the Fund will employ leverage.

Response: The Fund does not intend to employ leverage, and, therefore, the leverage risk disclosure will be removed from the SAI.

On February 29, 2016, Jay Williamson of the SEC provided the following additional oral comments as communicated to Leslie Petrone of Federated Investors:

Comment 1: Section 3.7 of the Money Market Obligations Trust Declaration of Trust provides three options designed to assist a fund in maintaining a constant NAV in the event that a fund experiences negative net income.

With respect to the second option, which appears to involve a reverse stock split designed to maintain a constant NAV, please:

(a) Confirm that any stable NAV funds that may use this option will provide prior disclosure about their ability to do so, including a statement that, while the share price will be the same, investors will nonetheless experience an economic loss including a potential decline in account balances.

(b) Tell us your plans for concurrently informing the market and investors about any reverse stock split, including its purpose, effect, and any approvals required.

(c) Tell us how you considered the financial accounting and reporting implications of a reverse stock split including how the fund will fairly and accurately present shareholders losses as a result of the split.

With respect to the third option, which appears to involve creating a phantom asset account, please note that the Staff believes that this is inappropriate and does not comply with GAAP. Please confirm that you will not use this approach unless appropriate authoritative guidance is issued that would permit it. If you believe that the phantom account option is appropriate, please provide us with a detailed explanation supporting the basis for your belief. Please tell us if you have utilized either of these options in the past and, if so, which one and when.

Response: In regard to (a) above, the Trust confirms that it will provide such prior disclosure to shareholders of a fund that intends to use this provision. Regarding (b) above, the Trust anticipates that it would issue a supplement to the fund’s registration statement and provide notification on the fund’s website regarding the action. The Trust anticipates that the supplement would fully inform shareholders regarding the purpose and effect of such action on the fund and its shareholders. In regard to (c) above, the Trust anticipates that this provision would be rarely if ever used; however, in the event that it is used, the Trust anticipates working with internal accounting and the fund’s independent public accounting firm to determine the most appropriate manner in which to present the financial accounting implications of such actions.

With respect to the third option, the Trust acknowledges the Staff’s position. The Trust notes it has not previously used either of these provisions and that prior to relying on such provisions it would confirm with internal fund accounting and the fund’s registered independent public accounting firm regarding the treatment under GAAP and would proceed to rely on such provisions only if it can reasonably concluded that doing so would be in compliance with GAAP.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (617) 261-3246.

Sincerely yours,

/s/ Clair E. Pagnano

Clair E. Pagnano

K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

Clair E. Pagnano

clair.pagnano@klgates.com

T 617.261.3246

F 617.261.3175

March 1, 2016

Jay Williamson

Division of Investment Management

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	MONEY MARKET OBLIGATIONS TRUST (the "Registrant") Federated Institutional Prime 60 Day Max Money Market Fund (the "Fund") Institutional Shares 1933 Act File No. 33-31602 1940 Act File No. 811-5950

Dear Mr. Williamson:

This letter provides the Registrant’s response to comments provided on February 11, 2016 on its Rule 485(a) Post-Effective Amendment No. 176 and Amendment No. 178, with respect to the Fund, submitted on December 30, 2015.

Comment 1. Regarding the statement that “By investing in securities with maturities of 60 days or less and using amortized cost to value such securities when available, the Fund seeks to reduce times when the NAV will fluctuate,” please explain how the use of amortized cost will reduce the likelihood of the Fund’s NAV fluctuating.

Response: The Fund notes that, as set forth in the registration statement, the Fund will invest exclusively in those securities that mature in 60-days or less (“60-Day Securities”). Under long standing guidance and recently affirmed guidance from the U.S. Securities and Exchange Commission (“SEC”), such individual 60-Day Securities may be valued at amortized cost. Consistent with SEC guidance, the Fund will value individual 60-Day Securities at amortized cost only if the Fund “can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation.” See Money Market Fund Reform; Amendments to Form PF, 1940 Act Release No. 31,166 (Jul. 23, 2014) (“Adopting Release”) at 280 (emphasis in original). The Fund’s Board of Trustees has adopted policies and procedures (“60-Day Policies”) to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied when valuing each individual 60-Day Security and the Fund’s NAV per share. Accordingly, when the Fund is permitted under the 60-Day Policies to price each individual 60-Day Security in the portfolio at amortized cost, and assuming a portfolio comprised entirely of such securities, there would be little, if any, fluctuation in the NAV of the Fund on a day-to-day basis. There would only be a change in NAV if one or more individual 60-Day Securities would be required under 60-Day Policies to be valued at market price and such security or securities represented a large enough position in the Fund’s portfolio to cause the Fund’s NAV of $1.0000 per share to change. In such event the Fund’s NAV and transaction price would fluctuate. Based on modeling performed by the Fund’s investment adviser, it is anticipated that this would be a rare occurrence and likely only in unusual market conditions. Therefore, given the fact that the Fund will use amortized cost to value each individual 60-Day Security, it anticipates that, under normal market conditions, the Fund’s NAV per share would not be expected to fluctuate. Such a position is consistent with the SEC’s understanding of a floating NAV money market fund’s use of amortized cost as set forth in the Adopting Release: “In addition, managers of floating NAV money market funds may have an incentive to use amortized cost valuation whenever possible in order to help stabilize the funds’ NAV per share.” (emphasis added, see Adopting Release at 279).

Comment 2. Regarding the Fund’s “Use of Amortized Cost” disclosure, how do the policies and procedures to value individual securities using the amortized cost valuation method work in light of FAQ 10 under the 2014 Money Market Reform Frequently Asked Questions; specifically, the fact that a fund’s NAV for purchases and redemptions should not differ from its NAV calculated without the use of amortized cost? Please explain how the use of amortized cost to value individual securities rolls up and impacts the NAV of the whole Fund, particularly in light of the Staff’s position.

Response: The Fund has reviewed FAQ 10 and the Adopting Release and finds no support for the Staff position articulated in this comment. The Fund’s Board of Trustees has adopted the 60-Day Policies consistent with the SEC’s long-standing and subsequently confirmed (in the Adopting Release) position permitting a fluctuating NAV money market fund to use amortized cost to value 60-Day Securities when the amortized cost value is approximately the same as the market value. The Adopting Release confirms the SEC position that floating NAV money market funds may use amortized cost in the same manner as all other fluctuating funds. The SEC did not state nor do the long-standing positions taken by the SEC suggest that special rules would apply only to fluctuating NAV money market funds when using amortized cost to value 60-Day Securities. In particular, the Fund notes the following statements from the Adopting Release (emphasis added):

In addition, all other registered investment companies and business development companies (including floating NAV money market funds under our amendments) may, in accordance with Commission guidance, continue to use amortized cost to value debt securities with remaining maturities of 60 days or less if fund directors, in good faith, determine that the fair value of the debt securities is their amortized cost value, unless the particular circumstances warrant otherwise. Accordingly, even for floating NAV money market funds, amortized cost will continue to be an important part of the valuation of money market fund portfolio securities. (Adopting Release at 277-278).

Under the 60-Day Policies, the Fund will value its individual portfolio securities at amortized cost only if the amortized cost price is approximately the same as the fair value of such security. The 60-Day Policies set forth a standard that defines “approximately the same.” Accordingly, if one or more 60-Day Securities do not meet this standard and the 60-Day Policies otherwise require the Fund to value such individual security or securities at market price, the market price for those particular individual securities will be used in calculating the Fund’s NAV per share. If the value of those individual securities’ prices represents a large enough position within the Fund to cause the Fund’s NAV per share to change from $1.0000 per share, then the Fund would transact at that changed per share price (e.g. $1.0001 or $0.9999). The 60-Day Policies do not require the Fund to calculate essentially two separate NAVs (e.g. one using amortized cost to value each portfolio security and one using fair value prices to value each portfolio security), because such action is not required either by historical SEC positions regarding the use of amortized cost nor the guidance set forth in the Adopting Release. Furthermore, such an action would be directly contrary to the SEC’s stated position in the Adopting Release that fluctuating money market funds may continue to use amortized cost in the same manner as other fluctuating funds currently use amortized cost.

The SEC has long maintained that a fund may value its 60-Day Securities at fair value by using amortized cost. (See also Accounting Series Release No. 219, Valuation of Debt Instruments by Money Market Funds and Certain Other Open-End Investment Companies, Financial Reporting Codification (CCH) section 404.05.a and .b (May 31, 1977) (“ASR 219”)). More specifically, in ASR-219, the SEC stated that it “will not object if the board of directors of a fund, in good faith, determines that the fair value of debt securities originally purchased with remaining maturities of 60 days or less shall be their amortized cost value, unless the particular circumstances dictate otherwise.” (ASR-219).

The SEC’s consistent position for many years has been that money market funds may value their portfolio 60-Day Securities on the basis of amortized cost if the board determines, in good faith, that it is in the best interests of the fund and its shareholders to maintain a stable net asset value per share, and the board of directors believes that amortized cost fairly reflects the market-based net asset value per share. This position is set out in Rule 2a-7(c)(1), interpreting the Investment Company Act. (See Valuation of Debt Instruments and Computation of Current Price Per Share by Certain Open-End Investment Companies (Money Market Funds), Investment Company Act Release No. 13380 (July 11, 1983); see also ASR-219.

The Adopting Release provided expanded guidance on the use of amortized cost valuation. It noted objections that the proposing release could be construed to effectively limit the use of amortized cost valuation for 60-Day Securities to circumstances where it is the same as the valuation using market-based factors, and urged the SEC to clarify that ASR-219 and its interpretations remain unchanged. (See Adopting Release at 278 & n.877). The Adopting Release clarified that a fund may use the amortized cost method to value a 60-Day Security when it can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation, taking into account conditions in the relevant markets and issuer specific circumstances at each such time. (Id. at 280). The Adopting Release noted that each fund should have readily available market-based data to assist it in monitoring any potential deviation between a security’s amortized cost and fair value determined using market-based factors. (Id. at 281).

The Adopting Release did not state that it was changing ASR-219 and its interpretations. To the contrary, it noted that it was expressly responding to requests that it confirm the continuing validity of ASR-219 and the continuing propriety of amortized cost valuation of a portfolio 60-Day Security as long as it approximated the fair value of the security.

In its 2014 Money Market Reform Frequently Asked Questions (“FAQ”), the Staff reaffirmed that a fund “may use amortized cost to value individual portfolio securities under certain circumstances pursuant to the guidance the Commission has provided in the Adopting Release and previously” [e.g., ASR-219] (emphasis in original). The Staff also reaffirmed that the use of amortized cost to value an individual security is appropriate if the amortized price of that security is “approximately the same” as the market price. In its answer to FAQ No. 10, the Staff indicated that the amortized cost will be deemed to be “approximately the same” as market value if the disparity between the two values would not affect the fund’s NAV.(Id). There was no suggestion in the Adopting Release that the disparities for all portfolio securities should be viewed in the aggregate. In addition, the Staff made clear that the assessment need only be made with respect to individual securities. More specifically, in discussing floating NAV money market funds in its answer to FAQ No. 10, the Staff stated:

if a disparity were to arise between the amortized price of a security that matures in 60 days or less and the fair value of such a security that was large enough that it would affect the fund’s NAV, then the staff believes that the use of amortized cost in that situation would not be compatible with the guidance provided in the Adopting Release as the amortized cost value of the portfolio security would not be ‘approximately the same’ as the fair value of the security determined without the use of amortized cost valuation. (emphasis added).

The Staff in its answer to FAQ 10 goes on to state:

If a floating NAV fund’s use of amortized cost to value a portfolio security that matures in 60 days or less were to result in a difference in the fund’s NAV used to transact in fund shares and the fund’s NAV calculated without the use of amortized cost, the staff believes that such a difference would not be compatible with the guidance provided in the 2014 release. In such a situation, the amortized cost value of the portfolio security would not be “approximately the same” as the fair value of the security determined without the use of amortized cost valuation. Accordingly, a fund should not use the amortized cost method to value such a security. (emphasis added).

In each case, the focus is on the valuation of an individual security and whether a discrepancy as to any single security would affect the fund’s NAV. There is absolutely no suggestion in the Adopting Release that such an assessment must be made in the aggregate as to all securities in the portfolio. The Staff’s comment, ostensibly citing to FAQ 10, appears to go well beyond the language of FAQ 10. Moreover, such a position, if enforced, would have the effect of substantively amending Rule 2a-7 without notice and opportunity to comment.

Accordingly, the Fund’s valuation policies and its use of the amortized cost method for the Fund is wholly consistent with the foregoing SEC and Staff guidance and the precise language in FAQ 10. Where the amortized cost value of an individual security in the Fund’s portfolio is “approximately the same” as market value and market quotations are not readily available, the Fund will price the security using the amortized cost method. The 60-Day Policies adopted by the Fund’s Board allow the Fund to determine that the amortized cost value may be used when the disparity between the two values does not exceed the established threshold. At each time the Fund makes a valuation determination, the Fund’s adviser will monitor the fair value of the 60 Day Securities as compared to the amortized cost value to determine whether the amortized cost value of that security may be used to determine the Fund’s NAV.

The Fund’s methodology for valuing 60-Day Securities comports with SEC rules and guidance, as well as Staff guidance, with respect to the use of amortized cost.

Comment 3. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 4. On the cover page and under the “Risk/Return Summary: Investment Objective,” there is reference to “stability of principal.” The 2014 Money Market Reforms rescinded the exemption that allows institutional prime funds to maintain a stable NAV and requires them to transact at market-based values. In light of this, there is concern that the reference to “stability of principal” may cause investor confusion. Please revise the language or add cover page disclosure stating that the Fund is a floating NAV money market fund whose share price will fluctuate.

Response: The Fund notes that “stability of principal” is not the same as “stability of NAV.” Accordingly, the Fund respectfully submits that its investment objective is not inconsistent with the SEC guidance in the Adopting Release, and, therefore, the Fund respectfully submits that it does not believe that this investment objective would lead to investor confusion. Furthermore, the Fund notes that historically many ultra-short bond funds have had an investment objective or policy that included “stability of principal” and there was no attendant investor confusion with respect to such funds. In acknowledgement of the Staff’s comment, however, the Fund will add the following disclosure to the Front Cover of the Fund’s prospectus:

THE FUND IS A “FLOATING NET ASSET VALUE” MONEY MARKET FUND. THE SHARE PRICE WILL FLUCTUATE. IT IS POSSIBLE TO LOSE MONEY BY INVESTING IN THE FUND.

Comment 5. “Appendix A: “Hypothetical Investment and Expense Information” - We note that you reference this disclosure in the Table of Contents but the disclosure is not provided where indicated. Will the disclosure be included in the next filing? If not, please remove the reference from the Table of Contents. If yes, please reference our comment on this disclosure on the Trust’s Post-Effective Amendment No. 175 in which we raised concerns that, for a money market fund, given the current market, the presentation of hypothetical returns may mislead investors or cause them to form unrealistic expectations about returns even though it is labelled as hypothetical. Please remove the disclosure or explain why it should be disclosed.

Response: The Fund intends to include “Appendix A: “Hypothetical Investment and Expense Information” in its 485(b) filing. The Fund is required to disclose hypothetical investment and expense charts in all of its prospectuses in compliance with section F.(3) of the Assurance of Discontinuance (“AOD”) executed with the Attorney General of the State of New York, Bureau of Investment Protection, dated November 17, 2005. The Fund also confirms that the AOD with the Attorney General of the State of New York was coordinated with an order brought by the Commission. Certain terms of the SEC Order are incorporated into the AOD. Section F.(3) of the AOD requires the Federated Funds to “disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year …” The Fund notes that, in compliance with the AOD, Federated has been including the hypothetical charts in all of the Federated Funds from the effective date of the AOD. There is no expiration of this requirement provided in the AOD. To the extent that the Attorney General of the State of New York ever waives this requirement, the Fund will seek to discontinue including such hypothetical investment and expense charts.

Comment 6. Fee Table – Portions of the fee table are unable to be read. Please correct in the 485(b) filing. Also, please summarize the recapture provision.

Response: The Fund will correct the fee table format in its Rule 485(b) filing. With respect to the disclosure in footnote 2 regarding the Fund’s recapture program, the Fund respectfully submits that this disclosure appropriately summarizes the Fund’s program:

The Adviser may recapture amounts waived and/or reimbursed to a class if such recapture occurs within three years of the waiver and/or reimbursement and does not cause the total annual fund operating expenses of the Fund for any year to exceed the limits described above.

Comment 7. Fee Table –Footnote 1 indicates that the Board of Trustees (“Board”) has approved shareholder services/account administration fees of up to a maximum of 0.25%, but that such fees are not currently incurred or charged by the Fund until such time as approved by the Board. If the Board may approve that such fees be incurred or charged within one year from effectiveness of the Institutional Shares, please explain why the entire amount of 0.25% should not be reflected in the fee table.

Response: The Fund confirms that the shareholder services/account administration fee is “dormant,” and, while approved by the Fund’s Board, will not be incurred or charged unless approved to be activated by the Fund’s Board to be followed with appropriate notification to shareholders, including a supplement to the fee table. The Fund respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant shareholder services/account administration fee will be in place for at least a year, unlike the commitment to reimburse or waive expenses covered in footnote #2. The presentation of the dormant shareholder services/account administration fee in the table along with the footnote is, based on the Fund’s analysis, in line with industry practice and consistent with Form N-1A requirements.

Comment 8. Fee Table – Confirm that the fee waivers and reimbursement will last at least one year from the effective date of the Fund.

Response: The Fund confirms that the “Fee Limit” described in footnote 2 to the fee table in the Fund’s Summary Prospectus is intended to be in place for up to, but not including, the later of (the “Termination Date”): (1) the date that will be at least one year from the date of the Fund’s prospectus; or (2) the date of the Fund’s next effective prospectus, as described in footnote 2, and these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Fund’s Board of Trustees.

Comment 9. Main Investment Strategy – The strategy disclosure and names rule disclosure indicate that the Fund will invest in fixed-income securities which mature in 60 days or less. Please explain what this means particularly if the Fund intends to utilize any sort of structuring to modify portfolio maturities.

Response: The Fund’s current intention is to invest in securities that mature in 60 days or less without utilizing any structuring or modification techniques to shorten the maturity. The Fund intends to invest in a range of securities from overnight securities and those maturing in one week to securities that mature in 60 days for an average portfolio maturity of approximately 30 days.

Comment 10. Main Investment Strategy – Current disclosure states that “By investing in securities with maturities of 60 days or less and using amortized cost to value such securities when available, the Fund seeks to reduce times when the NAV will fluctuate.” Please revise to disclose that the Fund is a floating NAV money market fund and its NAV will fluctuate. Please revise this disclosure to avoid any implications to the contrary.

Response: The Fund’s Board of Trustees has adopted the 60-Day Policies to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied when valuing each individual 60-Day Security and the Fund’s NAV per share. Given the fact that the Fund will use amortized cost to value each individual 60-Day Security, it anticipates that, under normal market conditions, the Fund’s NAV per share would not be expected to fluctuate.

The Fund directs the staff’s attention to the response to Comment 1 above, in which the SEC in the Adopting Release specifically acknowledged that floating NAV money market funds would seek to invest in 60 Day securities in order to limit the fluctuation in NAV: “[i]n addition, managers of floating NAV money market funds may have an incentive to use amortized cost valuation whenever possible in order to help stabilize the funds’ NAV per share.” (emphasis added, see Adopting Release at 279).

However, in light of the Staff’s comment the Fund will modify the sentence as follows:

“While the Fund is a floating net asset value money market fund and its share price will fluctuate, by investing in securities with maturities of 60 days or less and using amortized cost to value such securities when available, the Fund seeks to reduce times when the NAV will fluctuate.”

Comment 11. Main Investment Strategy – The Fund states that in pursuing it investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act of 1940 (“Rule 2a-7”), either in the Item 2 Summary Strategy or in the Item 9 full strategy discussion, briefly explain the material portfolio restrictions placed on the Fund by Rule 2a-7 and further explain the Adviser’s process for selecting investments within these constraints.

Response: In the Item 9 full strategy discussion, the Fund will add the following disclosure to confirm the Fund’s adherence with Rule 2a-7 under the Investment Company Act of 1940:

“In pursuing its investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act (“Rule 2a-7”). Rule 2a-7, which regulates money market funds, imposes various requirements on money market funds, including, among others, regulations related to maturity, credit quality and diversification.”

Comment 12. Summary Risk Section, “What are the Main Risks of Investing in the Fund?” – The first paragraph which discusses the amendments to Rule 2a-7, is difficult to understand. Please consider revising as appropriate.

Response: The disclosure will be revised as follows:

On July 23, 2014, the SEC voted to amend Rule 2a-7 and other rules and forms related to money market funds. Under these amendments, by October 14, 2016, money market funds that are designated as “institutional” money market funds will be required to utilize current market-based prices (except as otherwise permitted to value individual portfolio securities with remaining maturities of 60 days or less at amortized cost in accordance with SEC guidance) to value their portfolio securities and transact at a floating net asset value (NAV) that uses four-decimal-place precision ($1.0000), rather than utilize amortized cost accounting and transact at a stable $1.00 net asset value as they are permitted to do prior to October 14, 2016.

The Fund is expected to operate as an institutional money market fund and will be required to transact at a floating NAV. It is currently anticipated that such transition will occur on or prior to October 14, 2016. Until such time, it is currently expected that the Fund will continue to utilize amortized cost accounting and transact at a stable $1.00 NAV.

These determinations, actions, and anticipated timing of such actions are preliminary and remain subject to formal Board determinations and future changes. Shareholders will be given notice of further developments, as appropriate.

Comment 13. Summary Risk Section, “What are the Main Risks of Investing in the Fund?” – This section is presented in an incompatible format. Please correct in the 485(b) filing.

Response: The Fund will make this correction.

Comment 14. “What are the Fund’s Investment Strategies?” – Briefly describe how the adviser seeks to limit credit risk taking into consideration select investments with enhanced yields. In this respect, what fundamental credit analysis is performed? What are the adviser’s standards for minimal credit risks?

Response: The credit analysis and standards for minimal credit risk are the same as those employed across Federated’s money market funds that invest primarily in a portfolio of high-quality, dollar-denominated, fixed-income securities. This analysis is a quantitative and qualitative review that consists of determining an internal rating for a security reflective of its credit risk determination. Maturity and portfolio percentage limitations are also recommended through this analysis. The Fund respectfully submits that its existing disclosure adequately describes the credit analysis process undertaken, however, in response to the Staff’s comment, the Fund will revise the disclosure under “What are the Fund’s Investment Strategies” and supplement the disclosure as follows (strike-through text is deleted, underlined text is newly added):

What are the Fund's Investment Strategies?

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund invests primarily in a portfolio of high-quality, dollar-denominated, fixed-income securities which: (1) are issued by banks, corporations and the U.S. government; and (2) mature in 60 days or less. The Fund's Adviser actively manages the Fund's portfolio, seeking to limit the credit risk taken by the Fund and to select investments with ~~enhanced~~ attractive yields.

The Adviser’s credit analysis process considers many factors including daily cash flows, longer-term cash flow trends in various rate environments and overall market dynamics. Every issuer considered for the Adviser’s approved issuer list is subject to stringent credit review, including the assignment of a credit rating in addition to and independent of third-party evaluations. The Adviser’s security selection process involves careful evaluation of interest rate trends, determination of maturity structures and credit quality.

Comment 15 “What are the Fund’s Investment Strategies?” – There is disclosure elsewhere suggesting investment in adjustable rate securities. If this is a principal investment, describe how they work, what they are, how they factor into the strategy and their attendant risks.

Response: Adjustable rate securities will not be a principal investment in the Fund. Any adjustable rate security purchased by the Fund would need to have a 60 days or less to final maturity to be eligible for the Fund to invest in.

Comment 16. “What are the Fund’s Principal Investments?” – “Demand Instruments” – The disclosure indicates they are treated as short-term securities even though their stated maturities may extend beyond one year. Please explain the circumstances under which the Fund would consider conditional demand instruments as short-term securities. Also clarify the types of conditions the Fund would accept on demand instruments.

Response: Conditional Demand Instruments will not be a principal investment of the Fund. This disclosure will be removed from the prospectus and placed in the SAI. Furthermore, if the Fund were to invest in such instruments, they would be required to have 60-days or less to final maturity to be eligible for the Fund to invest in.

Comment 17. “What are the Fund’s Principal Investments?” – “Asset-Backed Securities” – Clarify the types of asset-backed securities the Fund will invest in. If material, please consider enhanced risk disclosure with respect to those underlying obligations.

Response: The Fund notes that it intends to invest only in asset-backed commercial paper. Given the limited investment opportunities, the Fund has reviewed the current disclosure and the Fund respectfully submits that the current disclosure adequately addresses the attendant risk associated with these securities.

Comment 18. “What are the Fund’s Principal Investments?” - Under “Credit Enhancement” briefly address how the Fund will evaluate the credit quality of the credit enhancement provider. Also discuss whether, and if so how, the Fund will limit exposure to particular credit enhancement providers. Please also address any implicit or explicit costs associated with credit enhancement and the impact those costs may have on returns.

Response: The Adviser evaluates credit enhancements based on its own credit assessment standards and analysis in the same manner as it evaluates the credit risks posed by the issuers of securities in which the Fund invests. The Fund limits its exposure to particular credit enhancement providers by adhering to its fundamental investment limitations regarding diversification and concentration and in accordance with SEC rules.

Investments in securities with a credit enhancement features are made as a single bundled investment opportunity based upon the overall attractiveness of the investment, including the associated risk along with the yield. Accordingly, there is no separate cost associated with the bundled offering and each such investment is analyzed on the overall attractiveness of the offering itself.

Comment 19. “What are the Specific Risks of Investing in the Fund?” – “Fees & Gates Risk” – Where it discusses that the Fund will adopt policies on or before October 14, 2016, clarify how investors will know if these policies have been adopted.

Response: The first sentence of the Fees & Gates Risk disclosure in the summary and statutory portions of the Prospectus will be revised as follows:

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest.

Comment 20. “What are the Specific Risks of Investing in the Fund?” – “Fees & Gates Risk” – There is discussion of the Board’s discretion to impose fees and gates if the Fund’s weekly liquid assets fall below 30% of its total assets. The 2014 Money Market Reforms Release generally requires the Board to determine that imposing a fee or gate is in the Fund’s best interest. Please revise here and elsewhere as appropriate to use language that more closely tracks the SEC Release.

Response: The Fees & Gates Risk disclosure in the summary and statutory portions of the Prospectus will be revised as follows:

Fees & Gates Risk

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily impose a redemption gate (or suspend redemptions), if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or redemption gate is in the Fund’s best interest. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board, including a majority of the independent Trustees, determines that imposing such fee is not in the best interests of the Fund.

Comment 21. “What Do Shares Cost?” – The Fund discloses that “You may also be able to purchase and redeem Shares on certain days that the NYSE is closed on an unscheduled basis due to unforeseen or emergency circumstances, if the Fund's Board determines to allow Fund Share transactions on such days (a “Special Trading Day”).” Please confirm that this option will be made available to all shareholders if made available to one shareholder.

Response: The Fund confirms that this option will be made available to all shareholders if made available to one shareholder.

Comment 22. “What Do Shares Cost?” – Under the “Amortized Cost” disclosure, please state that the Board has adopted procedures to ensure that amortized cost is used to value securities only when it is approximately the same as the market based value. Please briefly disclose the factors your comparison will consider and confirm these factors will be considered each time the Fund makes a fair value determination. See Section III.D. of the 2014 Money Market Reforms Release for guidance.

Response: The Fund directs the Staff’s attention to the responses provided to Comments 1 & 2 above. The Fund confirms that its Board of Trustees has adopted the 60-Day Policies to monitor and determine when the amortized cost and the fair value of a 60-Day Security are “approximately the same” and such policies and procedures will be applied at each time the Fund makes a valuation determination. The 60-Day Policies adopted by the Fund’s Board allow the Fund to determine that a security’s amortized cost value may be used when the disparity between such value and its market value does not exceed an established threshold. The Fund generally receives market based prices on securities from an approved independent pricing service. If that market based price is within the “tolerance collar” for disparity between market price and amortized cost price established by the Board, the Fund will use the amortized cost price, because it is approximately the same as the market value. If the market price is outside of the range established by the Board, the Fund will generally use that market price. However, the Fund may, pursuant to the 60 Day Policies, use the amortized cost price in such situation, if determined that the amortized cost price is the fair market price. Supplementally, the Fund notes that the factors that may be considered in this situation include among others: market and/or issuer-specific developments; trading activity from the prior day to review trade execution prices; news or other information obtained from other dealers; market yields for securities with comparable maturities; interest rate spreads for securities with similar credit, prepayment or other terms; and other factors (i.e. general market trends or industry changes) that might have positive or negative implications for the security’s value. The following related disclosure is found in the Fund’s prospectus.

USE OF AMORTIZED COST

Under the amortized cost valuation method, an investment is valued initially at its cost. The Fund then adjusts the amount of interest income accrued each day over the term of the investment to account for any difference between the initial cost of the investment and the amount payable at its maturity. If the amount payable at maturity exceeds the initial cost (a “discount”), then the daily accrual is increased; if the initial cost exceeds the amount payable at maturity (a “premium”), then the daily accrual is decreased. The Fund adds the amount of the increase to (in the case of a discount), or subtracts the amount of the decrease from (in the case of a premium), the investment’s cost each day. The Fund uses this adjusted cost to value the investment.

In response to SEC guidance that institutional money market funds may only use the amortized cost method to value a portfolio security with a remaining maturity of 60 days or less when it can reasonably conclude, at each time it makes a valuation determination, that the amortized cost price of the portfolio security is approximately the same as the fair value of the security as determined without the use of amortized cost valuation, the Board has adopted certain procedures to perform a comparison between the amortized cost price and the shadow price of a portfolio security that utilizes amortized cost to value the security to insure that amortized cost is used to value the security only where it is “approximately the same” as the security’s market based value. If the shadow price of such security is not approximately the same as the amortized cost price, generally the shadow price of the security will be used, unless otherwise permitted under the procedures. This determination is made only on an individual security basis. Shadow prices for individual securities are generally provided by an independent pricing service unless otherwise authorized by the procedures approved by the Board.

Comment 23. “Payments to Financial Intermediaries” – What are the Board’s intentions regarding approving account and services fees if there is no present intention to pay, accrue or incur such fees?

Response: It is the practice of the Fund’s Board to approve account and services fees when it approves the creation of a fund and, in certain circumstances, to have those fees remain dormant until such time as a determination is made to pay, accrue or incur the fees in whole or in part. Such fees will not be incurred or charged unless approved to be activated by the Fund’s Board of Trustees to be followed with appropriate notification to shareholders, including a supplement to the fee table.

Comment 24. “How to Redeem Shares” – “Certain Special Limitations Affecting Redemptions” – Include a brief statement explaining the tax consequences to the Fund or its shareholders in regard to the Fund’s receipt of liquidity fees.

Response: Please see the third and fourth paragraphs of the revised disclosure below, which the Fund will add under “Certain Special Limitations Affecting Redemptions”:

Certain Special Limitations Affecting Redemptions

The SEC has implemented a number of requirements, including liquidity fees and temporary redemption gates, for money market funds based on the amount of Fund assets that are “weekly liquid assets,” which generally includes cash, direct obligations of the U.S. government, certain other U.S. government or agency securities and securities that will mature or are subject to a demand feature that is exercisable and payable within five business days.

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily impose a redemption gate (or suspend redemptions) for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily impose a redemption gate (or suspend redemptions), if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily imposing a redemption gate (or suspending redemptions) is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund will impose a liquidity fee of 1% on all redemptions beginning on the next business day, unless the Board, including a majority of the independent Trustees, determines that imposing such a fee would not be in the best interests of the Fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the Fund, which would remain in effect until weekly liquid assets return to 30% or the Board determines that the fee is no longer in the best interests of the Fund. All liquidity fees payable by shareholders of the Fund would be payable to the Fund and could offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. If liquidity fees or a temporary redemption gate are imposed, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the Fund’s percentage of total assets invested in weekly liquid assets, the time of implementation of the liquidity fee and/or redemption gate and details regarding the amount of the liquidity fee.

All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

A liquidity fee imposed by the Fund will reduce the amount you will receive upon the redemption of your shares and will decrease the amount of any capital gain or increase the amount of any capital loss you will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.

In addition, the right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets. In addition, the SEC may by order permit suspension of redemptions for the protection of shareholders of the Fund.

If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.

Comment 25. “How to Redeem Shares” – “If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.” – We note the disclosure: “There may be circumstances under which the Fund may impose its own liquidity fees and/or temporarily suspend redemptions based on the level of the Fund’s own weekly liquid assets. The Fund expects to treat such liquidity fees as not constituting income to the Fund.” Please clarify what this disclosure means. If liquidity fees do not constitute income to the Fund, clarify how the Fund will treat liquidity fees and what that means for investors.

Response: Please see the third and fourth paragraphs in response to Comment 24 above for revised disclosure.

Comment 26. Briefly describe the process of a Fund liquidation should the liquid assets fall below 10% and the Board determines it is not in the best interest of the Fund to continue operating.

Response: Please see the last paragraph in response to Comment 24 above for revised disclosure.

Comment 27. “Who Manages the Fund?” Please update the figures and dates to reflect calendar year 2015.

Response: The Fund will update the figures and dates to reflect calendar year 2015.

Comment 28. Statement of Additional Information, “Securities in Which the Fund Invests”- Please clarify the “Asset Segregation” disclosure. What are the “special transactions” that the Fund refers to? What is the value of “marketable assets to set aside”?

Response: With respect to this disclosure, “special transactions” refers to reverse repurchase agreements and when-issued and delayed delivery transactions. The Fund will revise this disclosure as follows:

“In order to secure its obligations in connections with special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, the Fund will either enter into offsetting transactions or set aside readily marketable securities.”

The value of the “marketable assets to set aside” will relate to the amount of the special transaction, which is expected to be minimal.

Comment 29. Statement of Additional Information, “Investment Risks” – Please expand upon the leverage risk discussion and how the Fund will employ leverage.

Response: The Fund does not intend to employ leverage, and, therefore, the leverage risk disclosure will be removed from the SAI.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (617) 261-3246.

Sincerely yours,

/s/ Clair E. Pagnano

Clair E. Pagnano